[BELL SPORTS LOGO]  NEWS RELEASE


For Immediate Release                        contact: Tikie Holewski, SR VP
June 13, 2000                                         408-574-3601


    BELL SPORTS CORPORATION ANNOUNCES NEW INVESTORS, PROMOTES KEY EXECUTIVES,
            EXPANDS SANTA CRUZ OPERATION AND DEPLOYS TEAM TO DALLAS


San Jose, California - Bell Sports Corporation, the leader in design, development, and marketing of bicycle helmets and accessories, today signed a recapitalization agreement with Chartwell Investments. Bell also announced a series of moves that continue to focus the company on growth and service to its customers.

In the recapitalization transaction, Chartwell will acquire a controlling interest in the company from the existing shareholders. Brentwood Associates and Charlesbank Capital Partners LLC, the company's principal shareholders, and certain members of management and other key investors will retain a modest level of investment in the company following the recapitalization. The transaction, which has been approved by the Board of Directors and stockholders of the company, is subject to customary closing conditions and is expected to close by mid-August of 2000.

"We have enjoyed a rewarding and productive partnership with Brentwood and Charlesbank. During the two years since Brentwood and Charlesbank took the company private, Bell has substantially improved its market position and financial performance." said Mary George, who will become Executive Chairman of the Board of Bell Sports Corp upon completion of the transaction.

"With our new partners at Chartwell, Bell Sports continues to be one of the strongest capitalized companies in the industry. We will continue to be led by the proven executive team that propelled the company's rapid growth. Additionally, we are confident that by strengthening our presence in Santa Cruz and opening a new front in Dallas, we will be able to invest more into channel specific product development and focus even more on exceeding the expectations of our customers," concluded Ms George.

Ms. George also announced the following Promotions:

Richard Willis, current Chief Operating and Chief Financial Officer will be promoted to President and Chief Executive Officer upon completion of the transaction. Other promotions include: Jay Romasco to Senior Vice President, Global IBD Sales, Thom Parks to Vice President Corporate Affairs, Mike Bellick to Vice President Global Wal-Mart team, John Cristiano to Vice President Mass Division Sales, John Doerr to Vice President Supply Chain Management and Kurt

Kemppainen to Vice President Product Development and Sourcing. These promotions recognize the leadership and contributions from these key managers.

Richard Willis added the following:

SANTA CRUZ EXPANSION: The company will be expanding its Specialty Division Product Marketing, Inside Sales, Research and Development, and Design teams at its operation in Santa Cruz, California. "This is a logical step for us," said Richard Willis, "Santa Cruz is a cycling mecca, and expanding our operation means we can take advantage of this base of biking enthusiasts to further build our team. More significantly it emphasizes our commitment to our Independent Bike Dealers and the importance of this retail channel to our core strategy."

RELOCATING TO DALLAS. Bell Sports will relocate its Corporate and Mass teams from San Jose to Dallas. "Dallas is the right place for Bell to be, it's a fast growing community, centrally located, and has a tremendous talent pool. This move allows us same day access to all our key customers, and puts us very close to our domestic distribution centers. This will give us the opportunity to extend greater service to our major customers, and allow us to work even closer with them to develop quality products for the consumer." The move will take place in November.

Added Willis, "Bell Sports is enjoying tremendous growth and these changes will help us take advantage of this momentum. Every employee will have the opportunity to continue to work with the Bell organization, and these moves will not result in the loss of any positions. We will continue to lead the industry in innovation and quality and to invest in our people and products. Further, we have new investors that expect to provide significant resources to enable Bell to make acquisitions. This will allow us to leverage our strong heritage of successful acquisitions, and build an even stronger company. We are delighted to have Chartwell as our new partners."

Bell Sports has been providing quality products to sports enthusiasts for over 50 years, and is the leading designer and marketer of bicycle helmets and a broad line of cycling accessories throughout North America, Europe, Australia and Asia. It is also a leader in marketing skating and winter sports helmets. The company markets its helmets under the widely recognized Bell, Bell Pro and Giro brand names, and its bicycle accessories under such leading brands as Bell, Blackburn, Rhode Gear, VistaLite and Spoke-Hedz.

Chartwell Investments is a New York City based private equity firm, which invests in growth financing and management buy-outs of middle market companies. Chartwell recently completed the $200 million acquisition of Playcore, Inc., a leading playground equiptment and backyard products company.

 Brentwood Associates is a Los Angeles-based private equity firm with over $750 million under management, which specializes in growth-oriented build-ups and buyouts. Charlesbank Capital Partners LLC, based in Boston, manages over $2 billion of capital committed to acquisition and expansion financing for growing companies and developing real estate assets.